SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

ATEL 12, LLC
(Name of Subject Company)

MPF INCOME FUND 26, LLC, MPF DEWAAY FUND 8, LLC, MP FALCON FUND, LLC, MPF BADGER ACQUISITION CO., LLC, MPF FLAGSHIP FUND 14, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,666,665	$193.50

*	For purposes of calculating the filing fee only. Assumes the purchase of 333,333 Units at a purchase price equal to $5 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116.10
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: April 27, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Income Fund 26, LLC, MPF DeWaay Fund 8, LLC, MP FALCON FUND, LLC, MPF BADGER ACQUISITION CO., LLC, MPF FLAGSHIP FUND 14, LLC (collectively the “Purchasers”) to purchase up to 333,333 Units of limited liability company interest (the “Units”) in ATEL 12, LLC (the “Company”), the subject company, at a purchase price equal to $5 per Unit, less the amount of any distributions declared or made with respect to the Units between April 27, 2011 (the “Offer Date”) and July 25, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2011 (the “Offer to Purchase”) and the related Assignment Form.

The Offer is being extended to July 25, 2011, and the Offer Price is being increased to $5 per Unit.  As of the date hereof, holders of 500 Units had tendered their Units and not withdrawn.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 27, 2011*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Unitholders dated April 27, 2011*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of Press Release
(a)(6)	Form of Letter to Unitholders dated June 20, 2011

(a)(7)	Amended Assignment Form

*Previously Filed as an exhibit to the Schedule TO-T filed April 27, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 20, 2011

MPF Income Fund 26, LLC, MPF DeWaay Fund 8, LLC, MP Falcon Fund, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 14, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President